February 12, 2013

VIA EDGAR AND FEDEX

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street N.E.

Washington, D.C. 20549

Re:	First American Financial Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

File No. 001-34580

Dear Mr. Rosenberg:

We are writing with reference to the comments contained in your letter dated November 28, 2012, our response thereto dated January 8, 2013, and your follow-up comments delivered orally on February 4, 2013, regarding the filing referenced above. This letter responds to your follow-up comments.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have copied your follow-up comments below in bold type, followed by the Company’s response:

1.	Regarding your response to our comment 1, please provide proposed disclosures to be provided in future periodic reports that provide greater insight into the reasons for increases and decreases in your loss reserves related to the guaranteed valuation products offered in Canada, similar to that provided in your response, as “meaningful increase” is vague.

RESPONSE: We propose including substantially the following disclosure in our Annual Report on Form 10-K for the year ended December 31, 2012, with reference to the charge taken in the first quarter of 2011, and similar disclosure, to the extent applicable, in future filings:

The reserve strengthening adjustment related to the guaranteed valuation product reflected a significant increase in claim frequency experienced in the first quarter of 2011. More specifically, the number of claims reported in the first quarter of 2011, when annualized, increased approximately 150% when compared with the number of claims reported in 2010. The increase in frequency primarily related to policy years 2005 through 2009 (reflecting the relatively long claims development lag for this product). These policy years began showing evidence of higher claims frequencies than prior policy years during the first quarter of 2011.

2.	Your response to our comment 2 appears to address only statutory surplus. Please also address your statutory capital and statutory capital requirements to satisfy regulatory requirements in your proposed disclosures.

RESPONSE: In the Company’s response to comment 2 and its financial statement disclosure, references to statutory surplus are intended to refer to total statutory capital and surplus. The Company will clarify this in future periodic reports. To further clarify the Company’s response to comment 2, the minimum statutory capital required to be maintained by California law is $500,000. Additionally, California law requires that statutory surplus be reasonable in relation to the insurer’s outstanding liabilities and adequate to its financial needs. While certain factors are given to consider, there is no quantitative requirement provided.

U.S. Securities and Exchange Commission

February 12, 2013 - Page 2

The Company proposes including disclosure in future filings similar to the revised disclosure below (additional language from the proposed disclosure provided in the Company’s response to comment 2 is emphasized), to the extent applicable in such future filings:

NOTE 2. Statutory Restrictions on Investments and Stockholders’ Equity:

Investments carried at $152.5 million and $137.9 million were on deposit with state treasurers in accordance with statutory requirements for the protection of policyholders at December 31, 2011 and 2010, respectively.

Pursuant to insurance and other regulations under which the Company’s insurance subsidiaries operate, the amount of dividends, loans and advances available to the Company is limited, principally for the protection of policyholders. Under such regulations, the maximum amount of dividends, loans and advances available to the Company from its insurance subsidiaries in 2012 is $181.1 million.

The Company’s principal title insurance subsidiary, FATICO, maintained total statutory capital and surplus of $817.6 million and $846.8 million as of December 31, 2011 and 2010, respectively. Statutory net income for the years ended December 31, 2011, 2010 and 2009 was $80.2 million, $42.9 million and $190.2 million, respectively. FATICO was in compliance with the minimum statutory capital and surplus requirements as of December 31, 2011.

FATICO is domiciled in California and its statutory-basis financial statements are prepared in accordance with accounting practices prescribed or permitted by the California Insurance Department. The National Association of Insurance Commissioners’ (“NAIC”) Accounting Practices and Procedures Manual (“NAIC SAP”) has been adopted as a component of prescribed or permitted practices by the state of California. The state of California has adopted certain prescribed accounting practices that differ from those found in NAIC SAP. Specifically, 1) the timing of amounts released from the statutory premium reserve under California’s required practice differs from NAIC SAP resulting in total statutory capital and surplus that was lower by approximately $[            ] million and approximately $[            ] million at December 31, 2011 and 2010, respectively, than if reported in accordance with NAIC SAP and 2) the amount of title plant assets admitted under California’s required practice differs from NAIC SAP resulting in total statutory capital and surplus that was lower by approximately $[            ] million and approximately $[            ] million at December 31, 2011 and 2010, respectively, than if reported in accordance with NAIC SAP.

Statutory accounting principles differ in some respects from generally accepted accounting principles, and these differences include, but are not limited to non-admission of certain assets (principally limitations on deferred tax assets, capitalized furniture and other equipment, premiums and other receivables 90 days past due, assets acquired in connection with claim settlements other than real estate or mortgage loans secured by real estate and limitations on goodwill), reporting of bonds at amortized cost, deferral of premiums received as statutory premium reserve and supplemental reserve (if applicable) and exclusion of incurred but not reported claims reserve.

Please feel free to contact me with any further questions or comments.

Sincerely,

/s/ Max O. Valdes
Max O. Valdes
Executive Vice President, Chief Financial Officer

cc:	Sasha Parikh, Staff Accountant

Mark Brunhofer, Senior Staff Accountant

Brian Lane, Gibson Dunn & Crutcher LLP